1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2002

China Unicom Limited

(Translation of registrant’s name into English)

10-12/F Office Tower 1

Henderson Center

18 Jian Guo Men Nei Avenue

Beijing, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number

1.1	Announcement in relation to the acquisition of cellular telecommunication business and the recent increase in the price of shares, dated November 15, 2002.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: November 18, 2002	By:	/s/ Tan Xinghui
Tan Xinghui
Executive Director and Vice President

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

ANNOUNCEMENT

The Company is currently in discussion with its parent company in relation to the acquisition of certain cellular telecommunication business currently operated by the parent company in the mainland China. The Company’s intention to acquire the business was disclosed in the interim results announcement dated 5 September 2002. No agreement relating to the intended acquisition has been signed. Further announcement will be made in accordance with the Listing Rules as and when appropriate.

The Company has noted the recent increase in the price of the shares of the Company and wish to state that, save as disclosed above, we are not aware of any reasons for such increase.

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The Company is currently in discussion with its parent company in relation to the acquisition of certain cellular telecommunication business currently operated by the parent company in the mainland China. The Company’s intention to acquire the business was disclosed in the interim results announcement dated 5 September 2002. No agreement relating to the intended acquisition has been signed. Further announcement will be made in accordance with the Listing Rules as and when appropriate.

The Company has noted the recent increase in the price of the shares of the Company and wish to state that, save as disclosed above, we are not aware of any reasons for such increase.

The Company also confirms that save as disclosed above there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under chapter 14 of the listing rules or paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

1

Made by the order of China Unicom Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By the Order of the Board
China Unicom Limited
Ngai Wai Fung
Company Secretary
Hong Kong, 15 November, 2002

2